SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 9)

                              Calpine Corporation*
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    131347304
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Philip Falcone
                                 450 Park Avenue
                                   30th Floor
                            New York, New York 10022
 ------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 15, 2008
 ------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

*  IMPORTANT  NOTE:  THE  SECURITIES  SET  FORTH  IN THIS  REPORT  ARE  DIRECTLY
BENEFICIALLY OWNED BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND/OR HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P. (COLLECTIVELY, THE "FUNDS"). ALL OTHER REPORTING PERSONS ARE INCLUDED WITHIN THIS REPORT DUE TO THEIR AFFILIATION WITH ONE OR BOTH OF THE FUNDS.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 131347304
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Harbinger Capital Partners Master Fund I, Ltd.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a) [_]
                                                                       (b) [X]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER
    0

8.  SHARED VOTING POWER
    39,783,136

9.  SOLE DISPOSITIVE POWER
    0

10. SHARED DISPOSITIVE POWER
    39,783,136

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    39,783,136

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.0%

14. TYPE OF REPORTING PERSON*
    CO

CUSIP No. 131347304
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Harbinger Capital Partners LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [_]
                                                                       (b) [X]

3. SEC USE ONLY


4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

    PURSUANT TO ITEMS 2(d) OR 2(e)                                      [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER
    0

8.  SHARED VOTING POWER
    39,783,136

9.  SOLE DISPOSITIVE POWER
    0

10. SHARED DISPOSITIVE POWER
    39,783,136

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    39,783,136

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.0%

14. TYPE OF REPORTING PERSON*
    OO

CUSIP No. 131347304
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Harbinger Capital Partners Special Situations Fund, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [_]
                                                                      (b) [X]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                        [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER
    0

8.  SHARED VOTING POWER
    17,856,266

9.  SOLE DISPOSITIVE POWER
    0

10. SHARED DISPOSITIVE POWER
    17,856,266

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    17,856,266

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.0%

14. TYPE OF REPORTING PERSON*
    PN

CUSIP No. 131347304
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Harbinger Capital Partners Special Situations GP, LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [_]
                                                                      (b) [X]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER
    0

8.  SHARED VOTING POWER
    17,856,266

9.  SOLE DISPOSITIVE POWER
    0

10. SHARED DISPOSITIVE POWER
    17,856,266

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    17,856,266

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.0%

14. TYPE OF REPORTING PERSON*
    OO

CUSIP No. 131347304
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Harbinger Holdings, LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [_]
                                                                      (b) [X]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                    [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER
    0

8.  SHARED VOTING POWER
    57,639,402

9.  SOLE DISPOSITIVE POWER
    0

10. SHARED DISPOSITIVE POWER
    57,639,402

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    57,639,402

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    13.0%

14. TYPE OF REPORTING PERSON*
    OO

CUSIP No. 131347304
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Philip Falcone

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [_]
                                                                     (b) [X]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*
    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                      [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER
    0

8.  SHARED VOTING POWER
    57,639,402

9.  SOLE DISPOSITIVE POWER
    0

10. SHARED DISPOSITIVE POWER
    57,639,402

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    57,639,402

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    13.0%

14. TYPE OF REPORTING PERSON*
    IN

CUSIP No. 131347304
          ---------------------

Item 1. Security and Issuer.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON SEPTEMBER 29, 2009.
--------------------------------------------------------------------------------

Item 2. Identity and Background.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON SEPTEMBER 29, 2009.
--------------------------------------------------------------------------------

Item 3. Source and Amount of Funds or Other Consideration.

As of the date hereof the Master Fund may be deemed to beneficially own 39,783,136 Shares.

As of the date hereof Harbinger LLC may be deemed to beneficially own 39,783,136 Shares.

As of the date hereof the Special Fund may be deemed to beneficially own 17,856,266 Shares.

As of the date hereof HCPSS may be deemed to beneficially own 17,856,266 Shares.

As of the date hereof Harbinger Holdings may be deemed to beneficially own 57,639,402 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 57,639,402 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.
--------------------------------------------------------------------------------

Item 4. Purpose of Transaction.

ITEM 4 TO THE SCHEDULE 13D/A FILED BY THE REPORTING PERSONS ON SEPTEMBER 29, 2009 IS AMENDED BY ADDING THE FOLLOWING TO THE END THEREOF:

The Special Fund held certain Shares of the Issuer's common stock in an account at Lehman Brothers International (Europe) ("LBIE"). On September 15, 2008, LBIE was placed into administration under United Kingdom law and four partners of PriceWaterhouseCoopers LLP were appointed as joint administrators (the "Joint Administrators"). The Joint Administrators have advised that 6,340,645 of the Shares were rehypothecated. The Special Fund believes at this time that rehypothecated Shares will not be recoverable. The Joint Administrators have proposed a framework which, if approved, would entitle customers to a claim for the rehypothecated securities valued as of the close of market on September 12, 2008 which would be setoff against amounts owed by such customer to LBIE. Accordingly, the Special Fund in this filing has reduced the number of Shares of the Issuer held by it to the extent such Shares were held at LBIE and were rehypothecated. By making this filing, the Special Fund does not waive any arguments that it is entitled to recover such Shares and expressly reserves such arguments.

The public offering of 20,000,000 shares of Common Stock pursuant to the Underwriting Agreement (as described in the Schedule 13D/A filed by the Reporting Persons on September 23, 2009) was consummated on September 28, 2009. In addition, pursuant to the Underwriting Agreement, on October 14, 2009, the Underwriters exercised their option to purchase 3,000,000 additional shares of Common Stock (of which 2,000,000 shares are being sold by Master Fund and 1,000,000 shares are being sold by Special Fund), which purchase is expected to be consummated on or about October 19, 2009.
--------------------------------------------------------------------------------

Item 5. Interest in Securities of the Issuer.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 39,783,136* Shares, constituting 9.0% of the Shares of the Issuer, based upon 442,384,931 Shares outstanding as of the date of this filing.

The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 39,783,136 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 39,783,136 Shares.

(a, b) As of the date hereof, Harbinger LLC may be deemed to be the beneficial owner of 39,783,136* Shares, constituting 9.0% of the Shares of the Issuer, based upon 442,384,931 Shares outstanding as of the date of this filing.

Harbinger LLC has the sole power to vote or direct the vote of 0 Shares;
has the shared power to vote or direct the vote of 39,783,136 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 39,783,136 Shares.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 17,856,266** Shares, constituting 4.0% of the Shares of the Issuer, based upon 442,384,931 Shares outstanding as of the date of this filing.

The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 17,856,266 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 17,856,266 Shares.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 17,856,266** Shares, constituting 4.0% of the Shares of the Issuer, based upon 442,384,931 Shares outstanding as of the date of this filing.

HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 17,856,266 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 17,856,266 Shares.

(a, b) As of the date hereof, Harbinger Holdings may be deemed to be the beneficial owner of 57,639,402*/** Shares, constituting 13.0% of the Shares of the Issuer, based upon 442,384,931 Shares outstanding as of the date of this filing.

Harbinger Holdings has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 57,639,402 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 57,639,402 Shares.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 57,639,402*/** Shares, constituting 13.0% of the Shares of the Issuer, based upon 442,384,931 Shares outstanding as of the date of this filing.

Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 57,639,402 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 57,639,402 Shares.

--------------------------------------------------------------------------------

* Includes 6,189,645 shares held by Kelson Investments, S.ar.l., an indirect wholly owned subsidiary of the Master Fund and the Special Fund.

** Includes 3,092,603 shares held by Kelson Investments, S.ar.l., an indirect wholly owned subsidiary of the Master Fund and the Special Fund.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions and distributions in the Shares by the Reporting Persons in the past sixty days are set forth in Exhibit B.
--------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON SEPTEMBER 29, 2009.
--------------------------------------------------------------------------------

Item 7. Material to be Filed as Exhibits.

THE FOLLOWING MATERIALS ARE FILED AS EXHIBITS TO THIS SCHEDULE 13D/A:
Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Schedule of Transactions in the Shares of the Issuer

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
_________________________

Harbinger Capital Partners LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
_________________________

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
________________________

Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
________________________

Harbinger Holdings, LLC

By: /s/ Philip Falcone
________________________

/s/ Philip Falcone
_____________________
Philip Falcone



October 16, 2009

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A

                                   AGREEMENT

The undersigned agree that this Schedule 13D, Amendment No. 9, dated October 16, 2009 relating to the Common Stock, $.001 par value of Calpine Corporation shall be filed on behalf of the undersigned.


Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
_________________________

Harbinger Capital Partners LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
_________________________

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
________________________

Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
________________________

Harbinger Holdings, LLC

By: /s/ Philip Falcone
________________________

/s/ Philip Falcone
_____________________
Philip Falcone



October 16, 2009

                                    Exhibit B

                Transactions in the Common Stock, $.001 par value

         TRANSACTIONS BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

  Date of                        Number of Shares            Price per Share
Transaction                      Purchase/(Sold)

10/14/2009                             2,000,000                 $11.40

    TRANSACTIONS BY HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

  Date of                        Number of Shares            Price per Share
Transaction                      Purchase/(Sold)

10/14/2009                            1,000,000                  $11.40





























SK 26666 0002 1034749